Exhibit 99.1

Kenon’s Subsidiary OPC Announces Pricing of Bond Offering

Singapore, September 9, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that OPC’s offering of approximately NIS 851 million (approximately $265 million) of Series C Bonds on the Tel Aviv Stock Exchange has been priced at an annual interest rate of 2.5%.

The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% to up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030, with semi-annual interest payments commencing in February 2022.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.